SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 30th September, 2005, for the month of September, 2005
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:     ☑          Form 40-F     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐           No:     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

01.09.05 09:15 Marked=OB TEL SHARE BUY BACK
Telenor ASA has on August 31, 2005 purchased 300,000 own shares at an average price of NOK 58.53 per share. After this transaction, Telenor ASA owns a total of 11,099,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.
02.09.05 13:01 Marked=OB TEL TROND WESTLIE NEW CFO
Trond Ø. Westlie (44) has been appointed Executive Vice President and Chief Financial Officer (CFO) of Telenor ASA. He will take up the position on 15 September, taking over from Torstein Moland. Moland has decided to step down in connection with his upcoming 60th birthday.
06.09.05 08:54 Marked=OB TEL SHARE BUY BACK
Telenor ASA has on September 5, 2005 purchased 220,000 own shares at an average price of NOK 57.80 per share. After this transaction, Telenor ASA owns a total of 11,319,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.
07.09.05 09:09 Marked=OB TEL SHARE BUY BACK
(Fornebu September 7, 2005) Telenor ASA has on September 6, 2005 purchased 300,000 own shares at an average price of NOK 58.42 per share. After this transaction, Telenor ASA owns a total of 11,619,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.
08.09.05 08:16 Marked=OB TEL SHARE BUY BACK
Telenor ASA has on September 7, 2005 purchased 300,000 own shares at an average price of NOK 58.01 per share. After this transaction, Telenor ASA owns a total of 11,919,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.
09.09.05 08:43 Marked=OB TEL SHARE BUY BACK
Telenor ASA has on September 8, 2005 purchased 280,000 own shares at an average price of NOK 57.83 per share. After this transaction, Telenor ASA owns a total of 12,199,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.

12.09.05 09:14 Marked=OB TEL SHARE BUY BACK
(Fornebu September 12, 2005) Telenor ASA has on September 9, 2005 purchased 280,000 own shares at an average price of NOK 58.08 per share. After this transaction, Telenor ASA owns a total of 12,479,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.
15.09.05 09:31 Marked=OB TEL SHARE BUY BACK
(Fornebu September 15, 2005) Telenor ASA has on September 14, 2005 purchased 300,000 own shares at an average price of NOK 57.12 per share. After this transaction, Telenor ASA owns a total of 12,779,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.
21.09.05 08:11 Marked=OB TEL SHARE BUY BACK
Telenor ASA has on September 20, 2005 purchased 300,000 own shares at an average price of NOK 58.64 per share. After this transaction, Telenor ASA owns a total of 13,079,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.
22.09.05 08:14 Marked=OB TEL SHARE BUY BACK
Telenor ASA has on September 21, 2005 purchased 300,000 own shares at an average price of NOK 59.22 per share. After this transaction, Telenor ASA owns a total of 13,379,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.
23.09.05 09:01 Marked=OB TEL SHARE BUY BACK
Telenor ASA has on September 22, 2005 purchased 300,000 own shares at an average price of NOK 58.85 per share. After this transaction, Telenor ASA owns a total of 13,679,665 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 20, 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
	Name:	Trond Westlie
(sign.)
	Title:	CFO

Date: 30th September, 2005